Mail Stop 6010

March 28, 2008

Kathy Ordoñez
President and Chief Executive Officer
Celera Corporation
1401 Harbor Bay Parkway
Alameda, CA 94502

Re: Celera Corporation
Registration Statement on Form S-1
Filed on February 29, 2008
File No. 333-149457

Dear Ms. Ordoñez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. In the portions of your prospectus where you disclose the acquisition costs of Atria Genetics Inc., Berkeley HeartLabs, and Applied Biosystems Group's 50 percent interest in the Celera Diagnostics joint venture, please expand your disclosure to discuss the types and amounts of consideration paid that are included in that acquisition price. To the extent that you paid cash, please further identify the source(s) of the cash.

Summary

General

3. Please expand your prospectus summary to state that your business currently operates through two principal reporting units, and briefly describe these units. We note your description of your reporting units on page 44 of your filing.

4. Please expand your prospectus summary to briefly describe the products and services you are developing and offer.

5. Please expand your prospectus summary to briefly describe your recent acquisition of Atria Genetics Inc.

6. Please revise your "Risk Factor" subsection on page 4 so that instead of providing just a cross-reference to your "Risk Factor" section, you enumerate with a bullet list the most significant risks you discuss in the "Risk Factor" section. Please include as a bullet point the class action lawsuit to which Applera is subject relating to its 2000 offering of shares of Celera Group tracking stock.

Risk Factors

General

7. Please add a risk factor stating that you do not intend to pay dividends for the foreseeable future. Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income, and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

"The allocation of intellectual property rights between Applera and us . . .," page 7

8. Please disclose when Applera will transfer the intellectual property used primarily in Celera Group's business to your company under the separation agreement.

9. We note your disclosure that some intellectual property currently used in your business is also used by the Applied Biosystems Group, and will be retained by Applera following the split-off.

    a. Please identify your products and services that rely upon intellectual property also used by the Applied Biosystems Group. Please further identify which of these products and services you expect to retain through license agreements, and which you expect to retain through a supply agreement with the Applied Biosystems Group.

    b. Please identify any products or services you currently provide for which you anticipate you will not be able to obtain the necessary intellectual property or purchase goods or services immediately after the split-off. If you do have such products or services, please further disclose the amount of historical revenue attributable to these products or services.

10. Please identify the agreement(s) within which the licensing or supply arrangements with Applied Biosystems Group or other third parties are contained. If such terms are not already provided for in your agreements related to the split-off, please alternately state either the current status of the negotiations, or when you expect to begin negotiations.

11. We note the last paragraph of this risk factor, "Our use following the split-off of any intellectual property rights retained by Applera will be subject to the terms and conditions of the agreements we will have entered into with Applera governing our use of these rights. The terms of these agreements may be less favorable to us than if we remained part of Applera." Please move this paragraph to a separate and appropriately-captioned risk factor as required by Item 503 (c) of Regulation S-K.

    a. Please further expand your disclosure in this new risk factor to explain the specific less-favorable terms of the license agreements you expect to enter into with Applera that you anticipate will render you disadvantaged as compared to before the split-off, and how and to what extent you anticipate you will be negatively affected.

    b. If the license agreements will not be exclusive, please explicitly state that this is the case in your new risk factor.

"Following the split-off, Applera may compete with us in our diagnostics business . . .," page 7

12. Please identify the time period specified in the separation agreement with Applera during which Applera may not complete with you in your diagnostics business directly, or enable others to compete with you.

13. Please further delineate the areas of your diagnostics business in which Applera will not compete with you for this limited time period, and disclose the areas in which Applera will be able to compete with you immediately.

<u>"We may be unable to make the changes necessary to operate as an independent entity . . .," page 8</u>

14. Please revise your disclosure to identify the types of new or incremental costs or expenses you will incur as a result of operating independently.

    a. Please quantify any known new costs, such as the cost of obtaining an independent audit, the costs of upgrading management, and the costs of information and internal control systems.

    b. Please quantify the known incremental costs of conducting your business independently either in the aggregate or on a per-product basis after the split-off.

15. We note your disclosure that agreements that you have entered into in connection with the split-off "will cause [your] relationship with Applera to be different from what it has historically been." Please clarify this statement.

<u>"We may need to obtain financing on a stand-alone basis," page 10</u>

16. Please revise your disclosure to quantify the funds you will require after the split-off. Please further address in this risk factor the restrictions related to the tax effects of the split-off, and whether these tax effects will reduce your ability to obtain the funds you will need after the split-off, or how the tax effects will constrain the mix between debt and equity financing you will be able to obtain.

<u>"Our split-off agreements with Applera require us to assume liabilities . . .," page 10</u>

17. Please expand your disclosure in this risk factor to discuss the methodology you used to determine the allocation of liabilities, why you used that particular method, and other methods you could have used that would have resulted in a different allocation.

<u>"Failure to meet previously announced financial expectations could have . . .," page 11</u>

18. This risk factor appears to discuss a risk similar to the risk factor on page 11 entitled, "The market price and trading volume of our common stock may be volatile . . . ." Please combine the two risk factors under the same subheading.

<u>"We must comply with complex billing procedures to receive payment . . .," page 13</u>

19. If you have failed to comply with billing procedures in the past, please state the frequency with which you failed to comply. Please advise, or revise this disclosure as may be appropriate.

<u>"The competition in the healthcare and biotechnology industries is intensely competitive . . .," page 14</u>

20. Please expand your disclosure to identify your key competitors and the key products with which you compete.

<u>"Our competitive position depends on maintaining our intellectual property protection . . .," page 15</u>

21. Please clarify in your disclosure that you do not currently hold any patents.

22. Please briefly describe the patents that will be transferred to you following the separation agreement with Applera, and disclose the duration of these patents. Please further discuss the products to which these to-be-transferred patents relate.

<u>"We may become involved in expensive intellectual property legal proceedings," page 16</u>

23. Please disclose the total cost of the litigation between Abbott Laboratories and Innogenetics N.V., and further disclose the share of this cost that you will pay.

<u>"The FDA has issued draft guidance on IVDMIAs, which may prevent others . . .," page 17</u>

24. Please briefly describe the process for obtaining FDA clearance or approval of laboratories.

<u>"We rely on independent healthcare providers, laboratories, and others . . .," page 19</u>

25. We note your disclosure that you "have a limited internal network of specimen collection stations." In the "Our Business" section of your filing where you first describe your products, please explain in detail the process by which you collect specimens at collection stations.

<u>"We are changing our marketing strategy for our clinical laboratory testing services . . .," page 20</u>

26. Please disclose when you plan to implement your new marketing strategy, and further clarify, if true, that your new marketing strategy will be a permanent, ongoing effort.

27. Please quantify the funds required to implement your new marketing strategy on an annual basis.

<u>"Our successful development of diagnostic products may depend on entering . . .," page 20</u>

28. Please disclose whether you have identified any potential collaborators with whom you hope to enter into collaboration agreements.

<u>"Our development and commercialization of diagnostic products could be harmed . . .," page 20</u>

29. Please identify the parties with whom you have existing collaboration, license, or similar agreements, including Abbott Laboratories.

30. We note your disclosure that each of your existing agreements "may be canceled under some circumstances."

    a. Please expand your disclosure to provide the material terms regarding termination for each material agreement into which you have entered, including the agreement with Abbott Laboratories.

    b. Please further disclose any outstanding breaches, or other circumstances, on the part of either your company or the other party to any of these agreements, that could result in termination of any of the agreements.

<u>"Development and commercialization of diagnostic product candidates depends on . . .," page 21</u>

31. Please disclose how many of your products are ASRs, and how many of your ASR products are not expected to meet the regulatory definition of an ASR.

<u>"Sales of our or our collaborators' or licensees' diagnostic products depend on . . .," page 23</u>

32. It appears that this risk factor discusses a risk similar to the one found under the subheading, "Our net revenues will decrease if third-party payors decide that our products and services are not approved for reimbursement" on page 12. Please combine these two risk factors under the same subheading.

<u>"We could be harmed by disruptions to our critical manufacturing, clinical laboratory . . .," page 24</u>

33. Please disclose whether you carry insurance to guard against earthquakes or other natural disasters.

<u>"We rely on single suppliers or a limited number of suppliers of instruments . . .," page 24</u>

34. Please identify the single supplier from whom you obtain PLAC test kits.

<u>"Our collaborations with outside experts may be subject to restriction and change . . .," page 25</u>

35. We note your disclosure that you have entered into agreements with experts pursuant to which they agree not to disclose confidential information they have learned in the course of your collaborations. Please briefly describe the material terms of these agreements in this risk factor. Please further describe the material terms of these agreements in your filing under the section "Our Company."

<u>"We may be exposed to product liability or other legal claims relating to our products . . .," page 25</u>

36. Please expand this risk factor to discuss any litigation in which you are currently involved relating to your products or services.

<u>"Our operations are subject to potential exposure to environmental liabilities," page 25</u>

37. Please disclose whether you carry insurance for your use of hazardous materials. If you do carry such insurance, please disclose the cost of the coverage, if the cost of the coverage is material to your business.

<u>"Our recent acquisition of Berkeley HeartLab, Inc. may not be successful," page 27</u>

38. Please disclose when you acquired Berkeley HeartLab and when you anticipate finishing the integration of the Berkeley HeartLab business and workforce into your company.

<u>"Applera is subject to a class action lawsuit relating to its 2000 offering of shares . . .," page 27</u>

39. Please revise your filing so that this is the first risk factor of your "Risk Factors" section.

40. We note your disclosure, "Although neither the Celera Group nor Applera have ever sought, or intended to seek, a patent on the basic human genome sequence data, the complaint also alleges that Applera did not adequately disclose the risk that it would not be able to patent this data." Please remove the first half of this sentence which states that "neither the Celera Group nor Applera have ever sought, or intended to seek, a patent on the basic human genome sequence data." This statement appears to mitigate the risk that this risk factor addresses, and is therefore inappropriate.

41. Please disclose whether your indemnification obligations to Applera are limited by any maximum amount.

Reasons for the Split-Off, page 31

42. We note your disclosure on page 33 that "[t]he Applera board of directors also considered other potential risks and consequences to us and to Applera associated with the split-off, including those relating to us that are described in "Risk Factors—Risk Factors Relating to the Split-Off", but believed that the considerations described above outweighed those risks." Please identify and briefly discuss in this section the *specific* potential risks and consequences that the Applera board of directors considered before approving the split-off. Please further disclose why the Applera board of directors decided to go forward with the split-off after considering the potential risks and consequences.

Certain U.S. Federal Income Tax Consequences of the Split-Off, page 35

43. Please revise your disclosure to indicate that Skadden, Arps, Slate, Meagher & Flom LLP has rendered a tax opinion, and that such tax opinion must be provided to your company and filed as an exhibit to your registration statement prior to the staff declaring the registration statement effective.

44. Please further revise your disclosure to clarify the nature of the opinion that Skadden, Arps, has rendered regarding the material tax consequences of the split-off to the shareholders.

Pro Forma Financial Information, page 40

Pro Forma Statement of Operations For the Six-Month Period Ended December 31, 2007 (Unaudited), page 42

45. Please include a footnote explaining your basis for determining the number of weighted average shares used in the earnings per share calculation. Additionally, please revise the basic and diluted income per share calculation to indicate that the calculation represents a pro-forma per share calculation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 44

46. Please disclose in this section when you began your strategic alliance with Abbott Laboratories.

Business Developments, page 45

47. We note your disclosure on page 46 that you have an interest in the outcome of the litigation between Abbott Laboratories and Innogenetics N.V. Please expand your disclosure in this bullet point to state that you have agreed to share a cost of this litigation, including the $7 million awarded to Innogenetics N.V. in damages, with Abbot Laboratories, as you disclose on page 16. Please further disclose the total cost of the litigation between Abbott Laboratories and Innogenetics N.V., and disclose the share of this cost that you will pay.

48. Please use the full business name of "Ipsen" on page 46, as it is the first time in your filing that you refer to this particular company.

49. We note your disclosure on page 47 that you and your collaborators published a paper in the *Public Library of Science (Medicine)* in September 2007. Please expand your disclosure to identify these collaborators.

Critical Accounting Estimates, page 47

Revenue Recognition and Accounts Receivable, page 47

50. Please disclose the following:

    a. When applicable for each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2007, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2006 and the amount of the new estimate or settlement amount that was recorded during 2007.

    b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

51. Please revise your disclosure of the equalization payments from Abbott to clarify how your presentation of this agreement on a net basis complies with EITF 99-19. Additionally, please disclose how you intend to present you share of the revenues and expenses, should the margins become negative.

Acquisitions, page 52

52. Please expand your disclosure in this section to describe the material terms of your acquisition of Applied Biosystems Group's 50 percent interest in the Celera Diagnostics joint venture, which we note from page 45 was effective on January 1, 2006.

Other Events Impacting Comparability, page 55

53. We note your disclosure that in Fiscal 2006, you recorded a $0.7 million pre-tax charge related to a litigation matter. Please expand your disclosure to provide more information of this litigation matter, including whether or not the litigation matter is still pending. If it is pending and involves a claim for damages in an amount that exceeds ten percent of your current assets, please describe this litigation matter in the "Legal Proceedings" section in accordance with Item 103 of Regulation S-K.

Results of Operations – Six Months Ended December 31, 2007 Compared with Six Months Ended December 31, 2006, page 56

54. Please disaggregate your revenue analysis to discuss the different revenue components, as presented in your income statement presentation, and describe the substantive reasons underlying the changes identified per component.

55. Please disclose on page 57 the name of the party to whom you sold your small molecule drug discovery program.

Supplemental Information, page 57

56. We note you are including a discussion of "end-user sales", which are not included in your consolidated operations. Such a measure does not appear to provide more useful information to an investor as increased or decreased unconsolidated sales may affect your operations in a manner that is distinct than the actual revenues from the Abbott profit sharing arrangement increases. Please remove this measure, or tell us how you determined that the inclusion of "end-user sales" that are not included in your consolidated operations is an appropriate measure to present in this discussion

Results of Operations—Fiscal 2007 Compared with Fiscal 2006, page 58

57. Please use the full business name of "Beckman Coulter" on page 58, as it is the first time in your filing that you refer to this particular company. In addition, please note to the investor where he or she may find a full description of the agreement your company has with Beckman Coulter.

Outlook, page 64

58. Your discussion of profitability on a non-GAAP basis as an operating performance indicator appears to smooth earnings by eliminating recurring items. We do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. Please remove the profitability on non-GAAP basis discussion from the filing.

Our Company

Business Overview, page 66

59. We note your disclosure that you acquired the Applied Biosystems Group's 50 percent interest in the Celera Diagnostics joint venture on January 1, 2006. Please disclose the amount of consideration paid for this acquisition.

Technical Background, page 67

60. We note your disclosure on page 72 that non-governmental third-party payors have requested that you become an in-network, participating provider of clinical laboratory testing services. Please disclose whether you plan to become an in-network, participating provider, and, if so, when you expect to implement this change.

Our Clinical Laboratory Testing Service Business, page 68

61. Please expand your disclosure under the subsection "Competition with Our Laboratory Testing Services Business" on page 72 to provide an estimate of the number of competitors in the clinical laboratory testing services market, as well as your competitive position, in accordance with Item 101 (c)(1)(x) of Regulation S-K. If you know or have reason to know that one or a small number of competitors are dominant in this particular industry, please disclose their identities as well.

Our IVD Products Business, page 72

62. Please expand your disclosure under the subsection "Competition with Our IVD Products Business" on page 77 to disclose your competitive position among the competing clinical laboratories listed, in accordance with Item 101 (c)(1)(x) of Regulation S-K.

Licensing Programs, Collaborations and Other Intellectual Property Licenses, page 77

63. Please expand your disclosure in this section to state the duration of the LabCorp non-exclusive license, the Specialty Labs non-exclusive license, and the Cepheid non-exclusive patent license, in accordance with Item 101 (c)(1)(iv) of Regulation S-K.

64. We note your disclosure that LapCorp and Specialty Labs paid you license fees during your 2007 fiscal year. Please expand your disclosure to state the amount of the license fees paid.

65. We note that the following companies are required to pay you royalties based on future sales:
     a. LapCorp
     b. Specialty Labs
     c. Cepheid

      d. Beckman Coulter, Inc.
      e. Siemens
      f. Merck & Co., Inc.

Please expand your disclosure in each relevant paragraph to discuss the minimum dollar amounts of any royalties required to be paid.

66. Please provide the full business name of "Cepheid" on page 78.

67. We note your disclosure on page 78 that "[t]he term of each [Applera Intellectual Property Licenses] described above is generally for the life of the last to expire patent." Please disclose the duration of the patents related to the license agreements, in accordance with 101 (c)(1)(iv) of Regulation S-K.

68. We note your disclosure on pages 78-79 that you are entitled to royalty payments based on sales of any drugs commercialized from three small molecule drug programs sold during your 2006 fiscal year, and sales from any drugs commercialized from two pre-clinical drug development programs also sold. Please expand your disclosure to state the minimum dollar amount of any royalties to be paid under these three agreements.

69. We note your disclosure on pages 78-79 that you are entitled to receive future milestone payments from agreements with Pharmacyclics, Inc.; Merck & Co., Inc.; Abbott Laboratories; and Seattle Genetics, Inc.

    a. Please expand your disclosure to include the aggregate milestone payments either payable or receivable under each agreement, and the amounts of payments already paid or received.

    b. Please further discuss the term and termination provisions of each agreement, and also identify for each agreement the obligations of each party to the agreement that have to be satisfied or performed for the agreements not to be breached.

70. Please expand your disclosure to identify a source for the statement, "Osteoporosis is a major risk factor for bone fractures and associated disability that affects over 10 million Americans, especially post-menopausal women" on page 79.

71. For all of your noted clinical laboratory collaborations, please disclose how you are accounting for the license fees.

Raw Materials, page 84

72. Please identify the sources of your raw materials in accordance with Item 101 (c)(1)(iii) of Regulation S-K.

Properties, page 87

73. We note your disclosure that you have vacated a facility in Pasadena, California and have vacated another facility in South San Francisco, California. Please clarify that you have not found a lessor or a purchaser for either property.

Legal Proceedings, page 87

74. We note your disclosure that you may be required under the separation agreement to indemnify Applera for damages, costs, and other liabilities incurred by Applera. We also note your cross-reference to two sections. Please cross-reference a third section, entitled "Risk Factors—Risk Factors Relating to our Business—Applera is subject to a class action lawsuit relating to its 2000 offering of shares of Celera Group tracking stock that may result in liabilities for which we have agreed to indemnify Applera" as it is also relevant.

Management

Directors and Executive Officers, page 88

75. If Mr. Ayers or Ms. Ordoñez hold any other directorships in public companies, please disclose this information and the name of the companies in accordance with Item 401 (e)(2) of Regulation S-K.

76. Please clarify in your filing Mr. Bélingard's work experience from 2003 until the present, in accordance with Item 401 (e)(1) of Regulation S-K.

Executive Officer Compensation, page 95

77. Please disclose why you provide historical and prospective compensation information for Ms. Ordoñez for fiscal 2007, when you decline to disclose historical compensation information for your other executive officers.

78. Please revise your disclosure to provide information in the format of a Summary Compensation Table, as required by Item 402 (c) of Regulation S-K. Please further expand your disclosure of Ms. Ordoñez's compensation to provide information for the last three completed fiscal years.

Index to Financial Statements, page F-1

Combined Statements of Operations, page F-3

79. Please tell us why you do not have any cost of royalty, licenses and milestones revenues. In addition please clarify why you do not have any cost of service revenues for the year ended June 30, 2005.

Note 1 – Accounting Policies and Practices, page F-6

80. Please change the title of the notes as follows, Notes to Combined Financial Statements.

Principles of Combination, page F-7

81. Please provide the disclosure required under paragraph 37 of SFAS 131.

Intangible Assets, page F-14

82. With respect to your customer relationships, please tell us why your amortization method is appropriate in accordance with paragraph 12 of SFAS 142. In so doing, describe the pattern cash flows are expected to be derived from the acquired intangibles. Also, demonstrate for us how you determined that a twelve year amortization period was reasonable. Cite the factors considered in paragraph 11 of SFAS 142.

Allocation of Corporate Expenses, page F-17

83. Please disclose the amount of allocated corporate costs for each period presented.

Income Taxes, page F-17

84. Please tell us why you are recording tax assets in the combined statements based upon Appelera's consolidated return as opposed to the separate taxpayer notion under paragraph 40 of SFAS 109.

Note 13 – Allocated New Worth, page F-39

85. Please revise your disclosure to include a discussion as to the methodology used to determine how certain allocations were made in this footnote.

Note 14 – Celera Diagnostics and Abbott Alliance Restructuring, page F-41

86. Please tell us and disclose your accounting for the Celera Diagnostics restructuring.

Berkeley HeartLab, Inc. Index, page F-43

Statement of Operations, page F-46

87. Please disclose the accretion of preferred stock net income applicable to common stock on the face of your statements of operations. Please see Staff Accounting Bulletin Topic 6:B.

10. Lines of Credit, page F-55

88. Please tell us how the current portion of lines of credit decreased by $3.1 million from December 31, 2006 to September 30, 2007 when only $1.8 million was repaid.

Part II

Item 13. Other Expenses of Issuance and Distribution

89. Please expand your disclosure to itemize expenses related to Federal taxes, State taxes and fees, and transfer agents' fees, in accordance with Item 511 of Regulation S-K.

Item 16. Exhibits and Financial Statement schedules, page II-2

90. Please provide Schedule II-Valuation and Qualifying Accounts related to your allowance for doubtful accounts.

Exhibit Index, II-4

91. Please file any agreements relating to the acquisitions of Berkeley HeartLab, Inc., Applied Biosystems Group's 50 percent interest in the Celera Diagnostics joint venture, and Atria Genetics Inc. as exhibits, in accordance with Item 601 (b)(2) of Regulation S-K.

92. Please file a tax opinion as an exhibit in accordance with Item 601 (b)(8) of Regulation S-K. This tax opinion should address the material tax effects of the split-off to the holder of Celera Group tracking stock, the holder of Celera Corporation common stock, and to the company. The opinion should also support the disclosure under "Certain U.S. Federal Income Tax Consequences of the Split-Off" on page 35.

93. It appears that you have described the following agreements in your filing but not filed them as exhibits.

- Strategic alliance and development agreements with Abbott Laboratories
- Agreements with experts pursuant to which they agree not to disclose confidential information they have learned in the course of your collaborations
- Pharmacogenomics research collaboration with Ipsen Group
- License agreements with Siemens Medical Solutions Diagnostics
- Research collaboration and license agreements with Merck & Co.

- Agreement related to sale of a small molecule drug discovery and development program to Schering AG
- License agreements with Laboratory Corporation of America Holdings
- License agreements with Specialty Laboratories (now Quest Diagnostics Incorporated)
- Development agreement with Seattle Genetics, Inc.

Please file these agreements as exhibits or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K.

94. We note that some of your exhibits are not yet filed. Please note that once you have filed the remaining agreements as exhibits, we will need time to review the documents, and we may have comments on them.

*   *   *

File a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date. You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William B. Sawch, Esq.
  Applera Corporation
  301 Merritt 7
  Norwalk, CT 06851

  Robert B. Pincus, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP
  One Rodney Square
  Wilmington, DE 19801